Exhibit 99.1

1 Q2 2022 EARNINGS CONFERENCE CALL July 28, 2022

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the 2050 net - zero GHG emissions target ; the 2035 GHG emissions reduction target and the projected asset mix ; forecast interim GHG emissions reduction milestones ; TEP’s carbon emissions reduction target and projected asset mix ; planned coal retirements and the expectation to exit coal by 2032 ; FortisBC’s GHG emissions reduction target ; forecast capital expenditures for 2022 and 2022 - 2026 , including cleaner energy investments ; forecast rate base and rate base growth in 2022 and through 2026 ; targeted average annual dividend growth through 2025 ; the nature, timing, benefits and expected costs of certain capital projects and additional opportunities beyond the capital plan, including the MISO Long - Range Transmission Plan ; the impact of macroeconomic conditions on additional investment opportunities, including the viability of the Lake Erie Connector Project ; the expected timing, outcome and impacts of regulatory proceedings ; expected funding sources for the capital plan ; expected capital structure stability through 2026 ; expected debt maturities ; and the expectation Fortis is well - positioned to pursue incremental growth opportunities . Forward looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material impact from volatility in energy prices, the global supply chain and rising inflation ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the capital plan ; no material capital project or financing cost overrun ; no material changes in the assumed U . S . dollar to Canadian dollar exchange rate ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully, and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . FORWARD - LOOKING INFORMATION 2

3 President and CEO DAVID HUTCHENS

Q2 BUSINESS HIGHLIGHTS 4 x Focused on System Reliability and Customer Affordability x Capital Expenditures of $1.9B YTD June; $4.0B Annual Capital Plan on Track x Q2 Adjusted EPS of $0.57 x 2022 Sustainability Report Issued x TEP General Rate Application Filed in June

5 EXECUTING ON A CLEAN ENERGY FUTURE 2022 Sustainability Report Highlights: • Over 35 new key performance indicators • Fortis aligned with GRI, TCFD and SASB • Strong board diversity with 54% female directors • New sustainability - linked loan provisions • Enhanced linkage between sustainability performance and executive compensation PLANNED COAL RETIREMENTS Achieved 20% GHG Emissions Reduction Since 2019 2021 2019 2050 2030 2032 2035 Net - Zero Target (Scope 1) 2022 - 170 MW 2027 - 387 MW 2031 - 110 MW 2032 - 406 MW San Juan Springerville Unit #1 Four Corners Springerville Unit #2 PATHWAY TO 2050 NET - ZERO TARGET 50% GHG Emissions Reduction Target Coal - Free Generation Mix 75% GHG Emissions Reduction Target by 2035 Compared to 2019 Levels 3,400 MW Planned Additions of Wind, Solar and Storage from 2022 - 2035 ADDING CLEAN GENERATION Actual GHG Emissions Reduction Forecast GHG Emissions Reduction Illustrative Emissions Reduction

82 37 31 21 28 4 12 (56) $159 (23) $136 TEP GENERAL RATE APPLICATION 6 2019 Rate Case 2022 Rate Case Application Decision Application Test Year December 31, 2018 December 31, 2021 New Rates Effective May 2020 January 2021 September 2023 Rate Base US$2.7B US$2.7B US$3.6B (1) Non - Fuel Revenue Increase US$115M US$58M US$159M Equity/Debt 53%/47% 53%/47% 54%/46% ROE 10.35% 9.15% 10.25% (1) Includes US$0.2B in post - test year adjustments. (2) Includes fair value increment. (3) Net of production tax credits. APPLICATION SUPPORTS TEP’S CLEAN ENERGY TRANSITION AND CONTINUED DELIVERY OF SAFE AND RELIABLE SERVICE Clean Energy Transition REVENUE REQUIREMENT (US$M) Rate Base Rate of Return (2) O&M and Other Depreciation Oso Grande (3) Raptor Ridge Springerville Depreciation San Juan Retirement Base Non - Fuel Revenue Increase Total Retail Revenue Increase REST, DSM, Base Fuel & PPFAC - 170 MW +250 MW +13 MW

HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6%

CAPITAL PLAN



30%
7%
6%
6%
4%
5%
9%
33%
$20B
2022-2026
Capital Plan
$3.8B
Cleaner Energy Investments(1)
Distribution
Transmission supporting cleaner energy
Clean Generation
Information Technology
Transmission
RNG/LNG
Traditional Generation
Other

RATE BASE



$31.1B
~6% CAGR(2)
$41.6B
2021A
2026F

Note: The Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to Slide 20 for the Non-U.S. GAAP reconciliation. U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.25 for 2022-2026.

(1) Cleaner energy investments defined as capital that reduces air emissions, water usage and/or increases customer energy efficiency.
(2) Refer to the Q2 2022 MD&A glossary for the calculation of CAGR. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.25 for 2021-2026. Rate base refers to the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct.

FORTIS

7

8 UPDATE ON OPPORTUNITIES TO EXPAND & EXTEND GROWTH LAKE ERIE CONNECTOR PROJECT SUSPENDED • In late July 2022, development activities on the $1.7 billion Lake Erie Connector project were suspended • Macroeconomic conditions relating to rising inflation, interest rates and foreign exchange impacted the viability of the project • This project was not included in the five - year capital plan MISO LONG - RANGE TRANSMISSION PLAN • In July 2022, the MISO Board approved the first tranche of projects, with total associated transmission investments estimated at ~US$10B • ITC estimates transmission investments of US$1.4 - $1.8B through 2030 associated with six of 18 projects, up from previously estimated range • ITC to provide visibility on expected timing of projects later this year Source: MISO Transmission Expansion Plan: MTEP21 Addendum - LRTP Tranche 1 Report Overview Presentation dated April 2022

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY 6% Average Annual Dividend Growth Guidance through 2025 48 YEARS of Consecutive Dividend Increases 9

10 Executive Vice President and CFO JOCELYN PERRY

$0.54 $0.59 Q2 2021 Q2 2022 $253 $284 Q2 2021 Q2 2022 11 SECOND QUARTER REPORTED RESULTS $1.30 $1.33 YTD 2021 YTD 2022 $608 $634 YTD 2021 YTD 2022 EARNINGS ($M) EPS EARNINGS ($M) EPS

$0.55 $0.57 Q2 2021 Q2 2022 $259 $272 Q2 2021 Q2 2022 12 SECOND QUARTER ADJUSTED RESULTS Q2 EPS DRIVERS: • Rate base growth • Favourable foreign exchange • Timing of earnings at UNS Energy and FortisAlberta • Losses on retirement investments at UNS Energy and ITC $1.32 $1.34 YTD 2021 YTD 2022 $619 $641 YTD 2021 YTD 2022 Note: Adjusted EPS is a Non - U.S. GAAP financial measure and excludes timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. ADJUSTED EPS ADJUSTED EARNINGS ($M) ADJUSTED EPS ADJUSTED EARNINGS ($M)

$0.55 $0.01 $0.01 $0.01 $0.02 ( $0.01 ) ( $0.01 ) ( $0.01 ) $0.57 Q2 2021 Adjusted EPS Western Canadian Electric & Gas U.S. Transmission (ITC) Energy Infrastructure Foreign Exchange U.S. Electric & Gas Corporate and Other Weighted Average Shares Q2 2022 Adjusted EPS (2) (3) (4) 13 (1) Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. (3) Impact of average USD:CAD foreign exchange rate of 1.28 in Q2 2022 compared to 1.23 in Q2 2021. (4) Includes UNS Energy and Central Hudson. SECOND QUARTER EPS DRIVERS (1) (1) Rate base growth and favourable FX, partially offset by timing of earnings and losses on retirement investments

$1.32 $0.03 $0.02 $0.01 $0.02 ( $0.03 ) ( $0.01 ) ( $0.02 ) $1.34 YTD June 2021 Adjusted EPS Western Canadian Electric & Gas U.S. Transmission (ITC) Other Electric Foreign Exchange U.S. Electric & Gas Corporate and Other Weighted Average Shares YTD June 2022 Adjusted EPS (2) (3) 14 (1) Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. (3) Impact of average USD:CAD foreign exchange rate of 1.27 YTD June 2022 compared to 1.25 YTD June 2021. (4) Includes UNS Energy and Central Hudson. YEAR - TO - DATE JUNE EPS DRIVERS (1) (1) (4) Rate base growth and favourable FX partially offset by losses on retirement investments, lower earnings at Central Hudson and timing of earnings

• ITC ▪ US$150M 30 - year 2.93% bonds ▪ US$75M 30 - year 3.05% notes • UNS Energy ▪ US$325M 10 - year 3.25% notes • Central Hudson ▪ US$50M 5 - year 2.37% notes ▪ US$60M 7 - year 2.59% notes • FortisAlberta ▪ $125M 30 - year 4.62% debentures • Fortis Inc. ▪ $500M 7 - year 4.43% notes $ 1.7 B $ 1.6 B $ 3.9 B $ 3.2 B June 30, 2022 (1) Dec. 31, 2021 Remaining capacity STRONG LIQUIDITY OVER $1.5B IN DEBT RAISED YTD 15 Corporation’s $1.3B revolving - term credit facility amended in May 2022 to include sustainability - linked targets • Board diversity • GHG Emissions (1) In May 2022, Fortis Inc. entered into a one - year, unsecured US$500M non - revolving term credit facility. Utilized CREDIT FACILITIES

REGULATORY UPDATE

ITC — A FORTIS COMPANY

NOTICE OF PROPOSED RULEMAKING (NOPR) ON INCENTIVES – In April 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps regional transmission organization (RTO) adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; initial NOPR issued in March 2020 remains outstanding

ITC MIDWEST CAPITAL STRUCTURE COMPLAINT – In May 2022, the Iowa Coalition for Affordable Transmission filed a complaint with FERC, seeking to lower ITC Midwest's equity ratio from 60% to 53%; ITC Midwest filed reply comments in June outlining why the complaint is without merit; the timing and outcome of this proceeding remains uncertain

UNS — UNS Energy Corporation, A Fortis Company

TEP ACC RATE CASE – In June 2022, TEP filed a general rate application seeking new rates to become effective no later than September 1, 2023 using a December 31, 2021 test year

FORTIS BC

GENERIC COST OF CAPITAL PROCEEDING (GCOC) – GCOC proceeding initiated in 2021 including a review of the common equity component of capital structure and the allowed ROE; proceeding is ongoing and the effective date of any change in the cost of capital in 2023 remains unknown

FORTIS ALBERTA

COST OF SERVICE APPLICATION – FortisAlberta filed its cost of service application in 2021; proceeding remains ongoing and a decision from the AUC is expected in Q3 2022

FORTIS

16

WHY INVEST IN FORTIS? LOW - RISK Growth Profile WELL - RUN Local Utilities Virtually All REGULATED Focused on ENERGY DELIVERY ESG Leader 6% DIVIDEND Growth Guidance Geographic & Regulatory DIVERSITY INNOVATIVE 17

UPCOMING EVENTS • Q3 2022 – October 28, 2022 • Q4 2022 – February 10, 2023 EXPECTED EARNINGS RELEASE DATES 18

19 Q2 2022 EARNINGS CONFERENCE CALL July 28, 2022

(1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax expense of $5M and income tax recovery of $3M for Q2 2022 and June YTD 2022, respectively (income tax recovery of $2M and $4M for Q2 2021 and YTD June 2021, respectively), included in the Energy Infrastructure segme nt. (2) Represents Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Ele ctr ic Segment. ($MILLIONS, EXCEPT EPS) Q2 2022 Q2 2021 VARIANCE YTD June 2022 YTD June 2021 VARIANCE Adjusted Net Earnings Net Earnings 284 253 31 634 608 26 Adjusting Item: Unrealized (gain) loss on mark - to - market of derivatives (1) (12) 6 (18) 7 11 (4) Adjusted Net Earnings 272 259 13 641 619 22 Adjusted Net Earnings per Share $0.57 $0.55 $0.02 $1.34 $1.32 $0.02 Capital Expenditures Additions to property, plant and equipment 827 751 76 1,693 1,515 178 Additions to intangible assets 58 39 19 107 79 28 Adjusting Item: Wataynikaneyap Transmission Power Project (2) 45 50 (5) 94 126 (32) Capital Expenditures 930 840 90 1,894 1,720 174 NON - U.S. GAAP RECONCILIATION 20

SECOND QUARTER EARNINGS VARIANCE ANALYSIS BY BUSINESS UNIT ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Q2 2022 ADJUSTMENT ADJUSTED Q2 2022 (1) Q2 2021 ADJUSTMENT ADJUSTED Q2 2021 (1) VARIANCE Regulated – Independent Electric Transmission ITC 114 - 114 103 - 103 11 Regulated – U.S. Electric & Gas UNS Energy 77 - 77 83 - 83 (6) Central Hudson 10 - 10 6 - 6 4 87 - 87 89 - 89 (2) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 17 - 17 15 - 15 2 FortisAlberta 35 - 35 36 - 36 (1) FortisBC Electric 19 - 19 17 - 17 2 Other Electric (2) 33 - 33 34 - 34 (1) 104 - 104 102 - 102 2 Energy Infrastructure 19 (12) 7 (5) 6 1 6 Corporate and Other (40) - (40) (36) - (36) (4) Common Equity Earnings 284 (12) 272 253 6 259 13 Weighted Average Shares (# millions) 477.8 - 477.8 470.2 - 470.2 7.6 EPS $0.59 ($0.02) $0.57 $0.54 $0.01 $0.55 $0.02 (1) Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities. Q2 2022 RESULTS BY BUSINESS UNIT 21

YEAR - TO - DATE JUNE EARNINGS VARIANCE ANALYSIS BY BUSINESS UNIT ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) YTD June 2022 ADJUSTMENT ADJUSTED YTD June 2022 (1) YTD June 2021 ADJUSTMENT YTD JUNE 2021 (1) VARIANCE Regulated – Independent Electric Transmission ITC 223 - 223 206 - 206 17 Regulated – U.S. Electric & Gas UNS Energy 120 - 120 128 - 128 (8) Central Hudson 42 - 42 45 - 45 (3) 162 - 162 173 - 173 (11) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 136 - 136 126 - 126 10 FortisAlberta 71 - 71 71 - 71 - FortisBC Electric 37 - 37 33 - 33 4 Other Electric (2) 59 - 59 54 - 54 5 303 - 303 284 - 284 19 Energy Infrastructure 13 7 20 9 11 20 - Corporate and Other (67) - (67) (64) - (64) (3) Common Equity Earnings 634 7 641 608 11 619 22 Weighted Average Shares (# millions) 476.8 - 476.8 469.0 - 469.0 7.8 EPS $1.33 $0.01 $1.34 $1.30 $0.02 $1.32 $0.02 (1) Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities. YTD JUNE 2022 RESULTS BY BUSINESS UNIT 22

(1) U.S. dollar - denominated rate base converted at a USD:CAD foreign exchange rate of 1.25. (2) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. RATE BASE (1) ($BILLIONS, EXCEPT FOR CAGR) 2021A 2022F 2023F 2024F 2025F 2026F 5 - YEAR CAGR to 2026 Regulated - Independent Electric Transmission ITC (2) 9.5 10.1 11.0 11.6 12.1 12.6 5.9% Regulated – U.S. Electric & Gas UNS Energy 5.8 6.5 6.7 6.9 7.4 8.0 6.4% Central Hudson 2.2 2.4 2.6 2.7 3.0 3.1 7.4% Total Regulated – U.S. Electric & Gas 8.0 8.9 9.3 9.6 10.4 11.1 6.7% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.2 5.4 5.6 6.0 6.5 7.1 6.4% FortisAlberta 3.8 4.0 4.1 4.3 4.5 4.7 4.1% FortisBC Electric 1.5 1.5 1.6 1.7 1.7 1.8 4.1% Other Electric (3) 3.1 3.6 4.1 4.1 4.2 4.3 7.4% Total Regulated - Canadian & Caribbean Electric & Gas 13.6 14.5 15.4 16.1 16.9 17.9 5.8% Total Rate Base Forecast 31.1 33.5 35.7 37.3 39.4 41.6 6.0% 2021 - 2026 RATE BASE BY BUSINESS UNIT 23

CAPITAL PLAN (1) ($MILLIONS) 2022F 2023F 2024F 2025F 2026F 2022 - 2026 TOTAL Regulated - Independent Electric Transmission ITC 998 999 1,010 998 1,000 5,005 Regulated – U.S. Electric & Gas UNS Energy 704 810 924 729 725 3,892 Central Hudson 344 335 311 331 349 1,670 Total Regulated – U.S. Electric & Gas 1,048 1,145 1,235 1,060 1,074 5,562 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 622 585 798 761 1,078 3,844 FortisAlberta 445 477 494 534 544 2,494 FortisBC Electric 156 127 120 129 127 659 Other Electric (2) 621 470 357 443 387 2,278 Total Regulated - Canadian & Caribbean Electric & Gas 1,844 1,659 1,769 1,867 2,136 9,275 Non - Regulated 77 36 27 26 28 194 Total Capital Plan 3,967 3,839 4,041 3,951 4,238 20,036 (1) Capital Plan is a forward - looking non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to Sl ide 20 for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.25. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2022 - 2026 CAPITAL PLAN BY BUSINESS UNIT 24

MAJOR CAPITAL PROJECTS

($ MILLIONS)	TOTAL INCURRED TO THE END OF 2021	2022-2026 PLAN(1)	ESTIMATED COMPLETION DATE
ITC Multi-Value Regional Transmission Projects	710(2)	154	2023
ITC 34.5 to 69kV Transmission Conversion Project	482	145	Post-2026
UNS Vail-to-Tortolita Project	21	240	2025
FortisBC Eagle Mountain Woodfibre Gas Line Project(3)	-	350	2026
FortisBC Transmission Integrity Management Capabilities Project	30	222	Post-2026
FortisBC Inland Gas Upgrade Project	128	144	2025
FortisBC Okanagan Capacity Upgrade	16	201	2024
FortisBC Tilbury 1B Project	29	355	Post-2026
FortisBC Tilbury LNG Storage Expansion	16	457	Post-2026
FortisBC Gas Advanced Metering Infrastructure (AMI) Project	-	380	Post-2026
Wataynikaneyap Transmission Power Project(4)	355	357	2024



5-Year
Capital Plan
Major
Capital
Projects
15%
Smaller Projects
85%

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.25 for 2022 through 2026.
(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.
(3) Capital plan is net of forecast customer contributions.
(4) Represents Fortis' 39% share of the estimated capital spending for the project.

FORTIS

25

INVESTMENT - GRADE CREDIT RATINGS COMPANY Fortis Inc. A - (1) Baa3 A (low) ITC Holdings Corp. A - (1) Baa2 n/a ITC Regulated Subsidiaries A A1 n/a TEP A - A3 n/a Central Hudson A - Baa1 n/a FortisBC Energy n/a A3 A FortisBC Electric n/a Baa1 A (low) FortisAlberta A - Baa1 A (low) Newfoundland Power n/a A2 A (1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+. 26

Q2 SALES TRENDS Other Electric (1) Excludes wholesale sales at UNS Energy. (2) Reflects electric sales at FortisBC Electric. Gas sales at FortisBC Energy up 12% due to higher average consumption. 27 RETAIL ELECTRIC SALES Q2 2022 vs. Q2 2021 SALES TRENDS N/A • Peak load up 7% mainly due to favourable weather impacts - 1% (1) • Decrease primarily due to lower cooling load due to cooler temperatures; Excluding weather impacts, retail sales up 1% 10% • Residential sales up 15% and C&I up 7% due to higher average consumption - 1% (2) • Residential electric sales down 7% due to cooler temperatures; C&I electric sales up 10% - • Overall sales flat with residential sales down 2% due to milder weather; C&I up 2% due to higher load from industrial customers and higher average consumption from commercial customers 1% • Eastern Canadian residential and C&I sales both up 1% • Caribbean sales up 1% due to continued recovery of tourism industry driven by higher retail sales at FortisTCI increasing 4% and CUC sales consistent compared to Q2 2021

ESG LEADERSHIP







ENVIRONMENTAL

- 93% energy delivery assets
- GHG emissions reduction target of 75% by 2035 compared to 2019 levels and net zero by 2050
- In 2021, 4% of rate base and 5% of total revenues related to coal-fired electricity; TEP retired 170 MW of coal generation capacity in June 2022; expect to be coal-free by 2032
- Five-year capital plan includes $3.8B for cleaner energy investments
- Executive compensation linked to climate targets
- In 2021, TEP added 450 MW of wind and solar power and 30 MW of battery energy storage system
- FortisBC has targeted to reduce customer emissions 30% by 2030 relative to 2007 levels

SOCIAL

- Strong safety culture and commitment to employee well-being
- More than $10 million of community investment in 2021
- Economic and business development in the communities we serve
- Focus on Indigenous partnerships and Indigenous businesses
- Focused on just transition
- Fortis-wide Diversity, Equity and Inclusion Advisory Council established
- Signatory of the BlackNorth Initiative in efforts to end anti-Black systemic racism

GOVERNANCE

- Independent chair; 12 of 13 directors are independent
- 54% of directors are female; 16% identify as a visible minority
- Average board tenure of 4.9 years
- 70% of Fortis utilities have either a female president or female board chair
- Board-shareholder engagement ongoing with Board and committee chairs
- Decentralized business model and focus on independent governance with each subsidiary governed by its own board of directors

FORTIS
28

FOREIGN EXCHANGE EXPOSURE EARNINGS AND CAPITAL PLAN HEDGING ACTIVITIES • ~65% of operating earnings (1) in U.S. and Caribbean • ~55% of $20.0B five - year capital plan from U.S. and Caribbean • Five - year plan translated at a forecast USD:CAD FX rate of 1.25 • U.S. dollar - denominated debt at corporate level • Average rate forward contracts • Cross - currency interest rate swaps EXCHANGE RATE SENSITIVITY FIVE - CENT CHANGE IN USD:CAD • Average annual EPS: ~$0.06 • Five - year capital plan: ~$450M (1) Non - U.S. GAAP financial measure as at December 31, 2021. Excludes Net Expense of Corporate and Other segment. 29

LIMITED PENSION EXPOSURE 30 DEFINED BENEFIT PENSION PLANS • 95% of $3.9B pension benefit obligation funded at December 31, 2021 • Allocation of plan assets at December 31, 2021 ▪ Equities – 48% ▪ Fixed income – 45% ▪ Other – 7% • ~80% of pension assets subject to regulatory mechanisms ▪ UNS pension plan assets (~$0.7B) not subject to automatic regulatory mechanisms ▪ Future pension expense depends on actuarial calculations and asset valuations at December 31 st CERTAIN U.S. RETIREMENT BENEFITS • Certain retirement benefits funded through trusts are subject to market volatility each quarter • Decline in market values in 2022 resulted in year - over - year unfavourable EPS impact of $0.02 and $0.04 for Q2 and YTD June 2022, respectively • ~US$150M in assets at June 30, 2022

$- $0.5 $1.0 $1.5 $2.0 $2.5 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F Non-Regulated Regulated 31 DEBT MATURITIES 10 - YEAR AVERAGE: $1.0B billions Note: Debt as at June 30, 2022 and excludes any new debt issuances during the forecast period. Excludes repayments of finance le ases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. (1) Includes non - regulated debt issued at Fortis Inc. and ITC Holdings. (1)